

June 2, 2014

Via E-mail
Mr. Jack Yun Ma
Executive Chairman
Alibaba Group Holding Limited
c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong

> **Re: Alibaba Group Holding Limited**
> **Registration Statement on Form F-1**
> **Filed May 6, 2014**
> **File No. 333-195736**

Dear Mr. Ma:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note references throughout your prospectus to third-party sources, including iResearch, Euromonitor International, and China Internet Network Information Center, among others, for statistical, qualitative and comparative statements contained in your prospectus. Please provide us with copies of any materials that support third-party statements, appropriately marked to highlight the sections relied upon. Please also disclose the "industry sources" to which you refer and tell us if any reports to which you refer were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

Our Business, page 1

2.   Please disclose the basis upon which you characterize Alipay as your "related company." In this regard, we note your statement on page 10 that you "do not have any ownership interest in, or control over" Alipay and your statement on page F-33 that you have not "consolidated or equity accounted for the entities engaging in Payment Services because [you have] no direct and indirect investment in and [do] not control or have significant influence over Alipay Holdco, Alipay and their subsidiaries."

Our Key Metrics, page 2

Our Scale and Size, page 3

3.   Regarding the "countries where buyers are located" information in the footnote, please place this information in context by clarifying why the 190+ number is significant. In this regard we note, for example, that by revenue, international commerce appears to be of declining significance to you.

Our Strategies, page 6

4.   Please disclose what you mean by "natural cross-border linkages" in this context. We note the example you provide, but it remains unclear why such linkages are "natural" and why "natural" linkages are advantageous.

Alibaba Partnership, page 7

5.   Please disclose in the first bullet in the bulleted list at the bottom of page 7 with whom new partners must have "not less than five years of tenure."

6.   Please disclose that you expect to enter into voting agreements with SoftBank and Yahoo in connection with this offering, in which you expect SoftBank and Yahoo to agree to vote their shares in favor of the Alibaba Partnership nominees, and whether such agreements will assure shareholder approval of the Alibaba Partnership nominees.

Corporate History and Structure, page 8

7.   Please include in the timeline beginning on page 8 the separation of Alipay from Alibaba Group.

8.   Please disclose in this section the amount of assets held by your VIEs and the amount of revenue generated by such VIEs.

Conventions that Apply to this Prospectus, page 9

9.   Please consider adding here, or in appropriate place in your prospectus, the following references: ISV and SME, as you reference these terms on pages 3 and 59 without explaining the meaning of such terms.

Summary Consolidated Financial and Operating Data, page 14

10. We note your disclosure of pro forma earnings per share on page F-51. Since this pro forma amount best represents the capital structure into which your investors will buy, please consider disclosing pro forma earnings per share wherever historical earnings per share is presented, such as on pages 15, 77 and F-3.

Risk Factors, page 20

We rely on Alipay to conduct substantially all of the payment processing, page 23

11. Please describe the impact of the "lower limits" that certain large commercial banks in China imposed on amounts that may be transferred by automatic payment from customers' bank accounts to Alipay.

Industry Data and User Metrics, page 59

12. You indicate that a limitation of calculating GMV is that it does not take into account how, or whether, the buyer and seller settle the transaction. Please tell us why your calculation of GMV does not include only settled transactions and tell us how GMV provides material information about changes in your results. For example, we note from your disclosures beginning on page 84 that commission revenue is earned from fees based on a percentage of settled GMV.

Use of Proceeds, page 60

13. We note you intend to invest the net proceeds in short-term, interest bearing, debt instruments or bank deposits. Please expand to disclose whether the proceeds will be invested inside or outside of China and disclose any restrictions in transferring the funds to China in dollars or RMB.

Enforcement of Civil Liabilities, page 67

14. Please disclose whether a treaty or other form of reciprocity exists between China and the Cayman Islands.

Our History and Corporate Structure, page 69

15. Please provide an organizational chart in which you identify the consolidated entities, the domicile of each of the entities, the parties to the VIE contracts, the VIE shareholders, and their ownership percentages in the various entities. You may aggregate inconsequential and shell entities where appropriate. Please identify any relationships among the parties and indicate in the chart where you consolidate an entity's net assets and/or operations through equity ownership versus contract.

Our Corporate Structure, page 71

16. On page 72 and elsewhere in your prospectus, you indicate that your VIEs are "generally" majority-owned by Jack Ma. If any VIEs material to your business are majority-owned by someone other than Mr. Ma, please disclose this fact and the entity or individual that controls such VIE.

Selected Consolidated Financial and Operating Data, page 76

17. Please disclose capital stock and the number of your ordinary shares as required by Item 3.A.2 of Form 20-F.

Selected Operating Data, page 81

18. Please quantify the metrics in Selected Operating Data for fiscal 2012 to allow for comparability of all periods presented. Additionally, as it appears the number of paying members could provide additional insight into the underlying drivers behind your results, please disclose this metric or tell us why you believe disclosure is not necessary. Finally, please tell us why you have not disclosed key metrics for analyzing pay-for-performance and display marketing services revenues, such as mobile MAUs, average cost-per-click paid, and number of impressions.

19. Please tell us the amount of revenue recognized for storefront fees for Wangpu for each of the periods presented. If storefront fees revenue is material to total revenue, please disclose the number of subscribers and/or the membership renewal rate for each period presented to provide greater insight into the underlying drivers of this revenue.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 82

China Commerce Retail, page 84

20. For your Taobaoke Program, please disclose the commission percentage range of GMV that is paid by sellers.

21. Please disclose how you determine the percentage of GMV that sellers on Tmall and Juhuasuan pay to you in a particular product category as commission, the average percentage commission that you receive from sellers on Tmall and Juhuasuan, and quantify the percentage of sales on such websites that are settled through Alipay.

International Commerce Retail, page 85

22. Please quantify the percentage of sales from your international commerce retail marketplaces that are settled through Alipay. Please also disclose the instances in which the commissions generated would be other than 5% of GMV.

Our Operating Philosophy, page 86

23. Please confirm in the filing that the "operating metrics" for which you ask managers to be accountable are the same metrics described elsewhere in this prospectus, or disclose the operating metrics for which managers are accountable.

Our Ability to Achieve and Increase Monetization, page 86

24. Please disclose how the category mix of GMV transacted on your marketplaces impacts monetization by giving examples of product mixes that are more or less likely to impact GMV.

PRC Income Tax, page 90

25. With a view to appreciating how your EIT Rates will increase, if material please provide additional disclosure regarding the "major subsidiary" that will no longer be exempt from paying EIT and how this will impact your effective tax rate in future reporting periods.

Recent Investment, Acquisition and Strategic Alliance Activities, page 91

26. Please provide an overview regarding the way in which the acquisitions discussed in this section fit into your overall business plan and interact with your current operations, and the way in which such acquisitions impact your liquidity. Please refer to Item 5.D of Form 20-F.

Results of Operations, page 94

Comparison of Nine Months Ended December 31, 2012 and 2013, page 95

Revenue, page 95

27. We note you attribute the 65.5% increase in your China commerce retail business to an increase in GMV transacted on those marketplaces and the increased proportion of GMV

transacted on Tmall. One of the principal objectives of MD&A is to give readers a view of your company through the eyes of management by providing both a short and long-term analysis of the business. To do this, you should identify and address those key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of your company. Please revise your disclosure to provide a more detailed analysis of the underlying reason(s) for the increase, including why you believe the GMV transacted on your marketplaces increased and why you believe an increased proportion was transacted on Tmall.

28. We note your analysis of revenue for your China commerce retail business, which represents the significant majority of consolidated revenues. Based on your disclosure on page 100 concerning your increase in online marketing services revenue, you appear to monitor changes in revenue streams, such as online marketing and commissions. If so, please disclose management's analyses of changes in each significant revenue stream.

29. We note your statement that there was a beneficial impact on the revenue of your China commerce retail business in fiscal 2014 due to an increased proportion of GMV being transacted on Tmall. We also note your disclosure on page 86 that your revenues will be positively affected as the GMV contribution of Tmall increases as a portion of total GMV because merchants on Tmall generally pay marketing service fees in addition to commissions, resulting in higher average revenue for the same amount of GMV as compared to Taobao Marketplace. Given this difference between Tmall and your other China retail marketplaces, and to provide your investors with a view of your company through the eyes of management, please disclose your analysis of changes in the revenues earned from each of your China retail marketplaces. Additionally, as you appear to consider the GMV transacted on each of your retail marketplaces in analyzing your results of operations, please revise your disclosure to quantify the GMV transacted on each of your relevant retail marketplaces on a comparable basis for the periods presented or tell us why such disclosure is not appropriate.

30. We note your disclosure on page 81 and throughout your registration statement regarding the trend of an increasing percentage of GMV transacted on mobile devices, culminating with mobile transactions constituting 19.7% of total GMV for the three months ended December 31, 2013. Please tell us whether you separately track revenue derived from transactions executed on mobile platforms as opposed to non-mobile platforms. If so, please disclose this information and quantify, if possible, differences in monetization between mobile as compared to non-mobile platforms. Please also disclose the rates at which mobile GMV generated from the mobile platforms relating to Taobao and the mobile platforms relating to Tmall are increasing.

Product Development Expenses, page 97

31. We note your disclosure that product development expenses increased, largely due to an increase in payroll and benefits expense, including share-based compensation expense.

This disclosure appears to state the types of expenses that increased as opposed to the underlying reason(s) for the increase. Please disclose management's analysis of why these types of expenses increased. Here and throughout your analysis of results, when you list multiple sources that contributed to a material change in your results, please quantify the amount attributable to each factor if practicable. Refer to Item 5.A of Form 20-F, SEC Release 33-8350, and Section III.D of SEC Release 33-6835.

Liquidity and Capital Resources, page 106

32. We note that you have US$8.0 billion outstanding in bank borrowings. We further note on page 50 that foreign exchange transactions under the capital account, including loans, remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. Since there appear to be restrictions on your ability to use RMB-denominated balances to satisfy the U.S.-denominated bank borrowings, please disclose your intent and any uncertainties around your ability to repay these borrowings with cash generated from your operations.

33. We note your statement on page 106 that you believe that your "current levels of cash and cash flows from operations and from existing credit facilities will be sufficient to meet [your] anticipated cash needs for at least the next twelve months." However, we also note that it appears that you drew down the remaining capacity on your US$8.0 billion credit facility in April 2014. As the credit facility has been fully drawn down, please revise your disclosure accordingly.

Contractual Obligations, page 108

34. You disclose in footnote (1) to your table of contractual obligations that you have not included estimated interest payments as the borrowings are based on floating interest rates. To the extent estimated interest is a material cash commitment, please revise to disclose it along with any assumptions you have made with respect to the interest rate in developing the estimate. Interest may be disclosed in a footnote to this table provided that you use the same periods seen in the table. Please refer to footnote 46 to our Release No. 33-8350.

35. Please quantify the portion of the losses that you will be required to absorb in an event of default related to the outstanding portion of loan receivables discussed on page 109.

Holding Company Structure, page 110

36. Please describe the restrictions imposed by the US$8.0 billion credit facility on your and certain of your subsidiaries' ability to pay dividends.

Critical Accounting Policies and Estimates, page 112

Recognition of Revenue, page 112

37. To provide your investors with additional disclosure regarding the impact that your identified critical judgments and estimates may have on your results, please more clearly disclose the revenue streams to which your current disclosures apply.

Business, page 122

General

38. We note that Alibaba.com lists products from, and suppliers in, Iran, Syria, Sudan and Cuba, and includes information on buying and importing products in those countries. Please tell us about any contacts with Iran, Syria, Sudan and Cuba, and their governments, whether through subsidiaries or affiliates, including Alipay and China Smart Logistics. For instance, you disclose that Alipay processes substantially all of the payments on your marketplaces, and a 2012 news article reports postings on your website by Iranian traders offering to conduct transactions through Mir Business Bank, a subsidiary of U.S.-sanctioned state-owned Bank Melli Iran.

39. We note postings on your website offering crude oil originating in Iran. We also note postings for products that may have weapons or military applications, including a product listed as having "use for uranium centrifuge, nuclear weapons." Please tell us whether you have procedures or practices relating to the sale and purchase of Iranian petroleum and petrochemical products, or the sale of dual use products into Iran, Syria, Sudan or Cuba, and tell us whether China Smart Logistics facilitates delivery of or ships such products.

Company Overview, page 122

40. Please disclose the extent to which the general mobile search offerings that you describe on page 123 impact your business.

Thriving Ecosystem with Powerful Network Effects, page 132

41. Please disclose the way(s) in which Tmall and Juhuasuan source a significant amount of buyer traffic from Taobao Marketplace.

Our Ecosystem and Its Participants, page 136

Value Proposition to Sellers, page 137

42. Please disclose the manner in which you are calculating the "100 million unique visitors per day" metric and disclose the reason you believe that this statistic is material to investors. In this regard, please disclose how your sellers "reach" buyers and why the number of unique visitors per day that sellers actually reached in December 2013 cannot be disclosed with more precision.

Taobao Marketplace Case Studies, page 143

43. Please tell us whether the customers highlighted in your case studies are aware of the inclusion of such case studies in the prospectus.

Tmall Case Studies, page 148

Gap – Extending its online reach, page 148

44. Please disclose in more detail the way that Gap "enhances its efficient operations through strategic marketing, utilizing data generated from Tmall and capitalizing on Tmall's capability to display the right product at the right time," and quantify the impact that the increase in the number of cities in which Gap's products were sold had on Gap's results of operations or revenues.

Customer Service, page 166

Return and exchange policy, page 166

45. Please disclose whether you seek reimbursement from sellers for the funds transferred from the escrow account to buyers.

Regulation, page 174

46. Please revise your disclosure under this heading as follows:

- Include a discussion of the Catalogue for the Guidance of Foreign Investment Industries and ensure that you make clear the level of foreign investment allowed for each of your significant subsidiaries discussed on page 71. If any investments require PRC government approval, disclose whether such approval has been obtained; and

- Discuss how the regulations described in "PRC Business Tax" and "Foreign Exchange Regulation" impact your business.

Regulation Relating to our SME Loan Business, page 177

47. Please describe in greater detail the types of guarantees provided by your SME loan business and the way in which the regulations described in this section impact such business. Please refer to Item 4.B.8 of Form 20-F.

Alibaba Partnership, page 186

48. We note that you expect your amended articles of association to provide that the Alibaba Partnership will have the exclusive right to nominate a majority of the board. In light of the significance of this provision and in order for us to understand the relationship between you and the Alibaba Partnership, please provide us with a copy of the Alibaba Partnership Agreement, translated to English as necessary.

49. We also note that you have not disclosed the identities of the members of the Alibaba Partnership. If you do not intend to disclose the identities of such persons, please provide us with your analysis as to why the identities of the individual partners who collectively have the right to nominate a majority of your board of directors is not material to investors.

50. Please disclose in more detail the legal relationship of the Alibaba Partnership to the board of directors and your company. In addition, please disclose whether you believe there is potential for conflicts of interest between the Alibaba Partnership and the board.

51. Please disclose whether you expect that the Alibaba Partnership nominees for director will be comprised of members of the Alibaba Partnership.

52. Please provide additional disclosure regarding the way in which the Alibaba Partnership structure ensures "excellence, innovation, and sustainability," and the basis for your belief in this regard.

53. Please disclose how "[t]he criteria and process the partnership applies to the election of new partners underscores accountability . . . to our customers, employees and shareholders."

Our Directors, page 189

54. Please provide the service contract disclosure or appropriate negative statement required by Item 6.C.2 of Form 20-F.

Taxation, page 233

55. Please discuss in this section whether you believe that the Alibaba Partnership may be considered a PRC enterprise or enterprise group for purposes of Circular 82. We also

note your statement that you "are not aware of any offshore holding companies with a corporate structure similar to [yours] that has been deemed a PRC 'resident enterprise' by the PRC tax authorities." Please disclose whether this statement includes any review of offshore holding companies in which a PRC partnership has the ability to elect the majority of the company's board of directors.

56. Please state clearly that the disclosure in this section as it pertains to Cayman Islands and PRC tax consequences is based on counsel's opinion. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

57. We note that your audit report is signed by PricewaterhouseCoopers – Hong Kong, although the majority of your operations appear to be in mainland China. We also note your risk factor disclosure that "[i]f the affiliate of [your] independent registered public accounting firm were denied, temporarily, the ability to practice before the SEC, [you] would need to consider with [your] Hong Kong based auditor the alternate support arrangements they would need in their audit of [your] operations in mainland China." Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor in Hong Kong, in light of the location of your corporate offices, your principal operations, and your principal assets. Please also tell us your understanding of the nature and extent of the work conducted by each firm, including the participation of your Hong Kong based audit firm with respect to the work of its affiliated firm in mainland China.

Consolidated Statements of Changes in Shareholders' Equity, page F-7

58. We note your presentation of the issuance of 18,000,0000 shares related to the Partner Capital Investment Plan on page F-9, and the resulting increase to noncontrolling interests of RMB442 million. Based on the description of this transaction in Note 8(c), it appears that you offered selected members of the Alibaba Partnership rights to acquire restricted ordinary shares of your company. Please tell us how issuance of the right to purchase shares of "the Company" resulted in classification as a noncontrolling interest and an increase in your shares outstanding.

Consolidated Statements of Cash Flows, page F-10

59. Please tell us if the "Proceeds from secured borrowings relating to micro loans" line item is presented net. If so, please tell us why net presentation is appropriate.

Notes to Consolidated Financial Statements, page F-13

2. Summary of significant accounting policies, page F-13

(d) Consolidation, page F-14

60. We note on page F-14 that your technical services agreements obligate you to absorb a majority of risk of losses from the VIEs' activities. Please tell us the relevant terms of the agreements that give rise to this obligation.

61. We note the disclosure on page 110 that your holding company structure differs from some of your peers in that you hold your material assets and operations, except for ICP and other licenses for regulated activities, in your wholly-foreign owned enterprises and most of your revenue is generated directly by the wholly-foreign owned enterprises. Please disclose the activities that generated the revenue and net loss in your VIEs reported on page F-17.

62. Please expand your disclosure of financial information of the VIEs to include cash; intercompany payables to the wholly-foreign owned enterprises; and operating, investing and financing cash flows. In addition, disclose separately material related party transactions of the VIE.

63. We note on page F-17 that unrecognized revenue-producing assets held by the VIEs include certain Internet content provision and other licenses, domain names and trademarks. Please expand your disclosure to describe the importance these assets have to your operations.

(f) Segment reporting, page F-18

64. You disclose you have identified one single operating and reportable segment, which you refer to as the provision of online and mobile commerce and related services. We also note your operating philosophy disclosure on page 86. Please provide us with more information about how you concluded you have a single operating segment under ASC 280-10-50. In your response, please specifically address the following comments, citing the applicable accounting literature where appropriate:

   • Your footnote refers to "operating units," "business segments," and "business units." Please advise whether these terms have the same meaning, or tell us the different meanings of these terms. If these terms have the same meaning, please use a single term throughout your document to avoid confusion for your investors, and explain to us what is contemplated by that term, or tell us why this disclosure is not appropriate.

- Please provide us with an organization chart that includes each of your operating units, identify the managers held accountable for each operating unit, and tell us to whom each operating unit manager reports.

- Please provide us with a list of the members of the strategic committee comprising your chief operating decision maker (CODM).

- Please tell us how you determined that your CODM was comprised of a strategic committee. Tell us how you determined that this committee is involved in your operations. Please provide us with a specific and comprehensive discussion of the nature and extent of decisions that are made by this committee.

- Your footnote indicates that the only information provided to your CODM at the business segment level is revenue. Please tell us why the CODM is only provided with financial information at the revenue level and why information regarding margin or profitability of the operating units is not necessary for the CODM to allocate resources and assess performance of the operating units. In addition, provide us with examples of recurring resource allocation decisions, the nature of information considered in making those decisions, and subsequent reviews of the outcome of those decisions.

- Tell us more about your statement that you do not allocate operating costs or assets to your business. Does this mean that no discrete financial information other than revenue exists for each of your operating units? Based on disclosures presented elsewhere in your filing, it appears to us that this information does exist.

- Please provide us with copies of your CODM package at 12/31/13 and 3/31/14. If not in English, please provide a translation.

- Please describe in detail in your response any other written reports that are regularly provided to the strategic committee and the topics addressed during recurring meetings held by this committee.

- Describe to us the monthly and quarterly process to review the results of each of your operating units. Tell us when and how the CODM participates in this process, what information is provided to the CODM during this process, and why such information is relevant.

- Tell us about your budget process including the level at which budgets are initially set, the parties involved at each level of the budget review and approval process, and the level of disaggregation of the budgets at each level of the review and approval process.

- Tell us how compensation is determined for the managers of each of your operating units, the members of your CODM, and the managers who report to the CODM. If managers are evaluated based on the "operating metrics" referred to on page 86, please tell us the specific metrics by which each manager is evaluated and how that translates into compensation determination. Additionally, tell us any other "operating metrics" used by the CODM, and explain how these metrics are used to assess performance and allocate resources.

- Your segment reporting footnote indicates that your CODM considers your different operating units to be subject to similar risks and returns. Please tell us how your CODM reached this conclusion in the absence of discrete financial information. To this end, we note your disclosure on page 86 that GMV transacted on Tmall contributes differently to revenues and profitability than other marketplaces.

(h) Revenue recognition, page F-19

65. We note you recognize revenue based on various types of services you provide. Please tell us more about your revenue, including a more specific and comprehensive discussion of each of the separate services you provide and how you have accounted for revenue based on each of these services. Please ensure that you address the following items, as applicable, for each of your services:

- We note you recognize revenue from multiple element arrangements. Please tell us what the deliverables are in each of these arrangements, which deliverables are combined, which deliverables are accounted for separately, how value is allocated and how revenue for each deliverable is recognized.

- We note your disclosure that certain transactions are comprised of separate contracts which you must evaluate to consider whether the contracts are part of a single arrangement. Please tell us the conditions which lead to separate contracts and help us more fully understand when you believe it is appropriate to account for the contracts on a combined basis and when you believe it is appropriate to account for the contracts separately.

- We note your disclosure that one of your significant judgments is whether you are acting as a principal or as an agent in a transaction. Please tell us more about the nature of the services you provide in which you are the principal in the arrangement and the nature of the services you provide in which are the agent in the transaction. Please tell us under what specific circumstances you have determined you act as the principal and the specific circumstances in which you have determined you are acting as an agent. Provide us with a detailed analysis of how you have considered each factor in ASC 605-45.

66. Please revise to provide the disclosure required by ASC 605-25-50-2 for similar types of multiple-element arrangements. To the extent that you believe either all or a portion of this disclosure is not required, please explain why in your response. Additionally, disclose whether you primarily use vendor-specific objective evidence, third-party evidence of selling prices, or best estimate of selling prices to allocate these arrangements.

67. We note that your online marketing services revenues derived from pay for performance marketing services utilize an online auction system to determine pricing. Please tell us the following information:

- Please provide us with a fact-specific and comprehensive discussion of how the auction system is facilitated including the identity of the parties in the overall transactions and the identity of the parties in the auction process.

- We note that online marketing services may be placed on the website of a third party marketing affiliate. Please help us understand how the auction process facilitates these services. Please tell us if bidding is done for placement just on affiliates sites or if bidding is done based on combined placement your website and affiliate sites.

- Please tell us how you have recognized revenue for these arrangements and if your policy differs depending on whether services are performed on your website and affiliate sites. Reference ASC 605-45.

68. We note online marketing services revenues derived from display marketing services utilize a real-time bidding system to determine pricing. Please tell us the following information:

- Please provide us with a fact-specific and comprehensive discussion of how the real-time bidding system is facilitated including the identity of the parties in the overall transactions and the identity of the parties in the bidding process.

- We note from your disclosure on page 84 that services may be placed on the website of a third party marketing affiliate. Please tell us how the real-time bidding process facilitates these services. Please tell us if bidding is done for placement just on affiliates sites or if bidding is done based on combined placement for your website and affiliate sites.

- Please tell us how you have recognized revenue for these arrangements and if your policy differs depending on whether services are performed on your website and affiliate sites. Reference ASC 605-45.

69. We note your disclosure on page F-28 regarding merchant deposits. Please tell us why certain deposits are returned and others are recognized as revenue. Please tell us whether

deposits are returned because a set amount of commission revenue is earned. Also tell us the amount of merchant deposits recognized as revenue in each of fiscal 2012, 2013, and 2014.

70. We note your disclosure that you generate revenue by providing the following types of services: online marketing services, including pay for performance marketing services, display marketing, and placement services; commissions; membership and storefront fees; cloud computing and internet infrastructure; and interest and other income. With reference to ASC 280-10-50-40, please disclose revenue from each of these types of services.

(w) Goodwill, page F-25

71. We note your disclosures here and in the related Critical Accounting Policy and have the following comments:

- Please provide us with a listing of your reporting units and the amount of goodwill allocated to each.

- Please tell us which reporting units had Step 1 testing performed in fiscal 2013 and 2014. We note the impairment of goodwill recorded during these periods.

- Please revise your Critical Accounting Policy to provide the following disclosures for each reporting unit that is at risk of failing step one of the impairment test, or tell us why such disclosure it not appropriate:

    o The percentage by which fair value exceeded carrying value as of the date of the most recent test;
    o The amount of goodwill allocated to the reporting unit;
    o A description of the methods and key assumptions used and how the key assumptions were determined;
    o A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
    o A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

4. Significant acquisition and equity transactions, page F-30

(c) Restructuring of Payment Services, page F-32

(ii) Intellectual Property License and Software Technology Services Agreement, page F-34

72. We note that you are entitled to fees in an amount equal to costs incurred by you in providing software technology services plus 49.9% of the consolidated pre-tax income of Alipay and its subsidiaries, subject to adjustment, which appears to be a variable interest. Please tell us your analysis under ASC 810-10 to support your conclusions about whether Alipay is a VIE and, if so, the identity of the primary beneficiary. In your response, please address how you considered each interest in Alipay.

73. With regard to your fees from Alipay and its subsidiaries, please tell us and disclose how your fees are impacted if Alipay incurs a pre-tax loss.

(iii) Commercial Agreement, page F-34

74. Please tell us the basis for your statement in the first sentence of the third paragraph of this section that states "[f]or accounting purposes, the expected fair values of the Liquidity Payment and the Promissory Note are expected to approximate the expected fair values of the Retained Business Assets to be transferred upon payment of the Liquidity Payment, at which time the Intellectual Property License and Software Technology Services Agreement will be terminated." Specifically, please explain the evidence that supports this conclusion.

8. Share-based awards, page F-40

(c) Partner Capital Investment Plan relating to ordinary shares of the Company, page F-45

75. Please tell us why no share-based compensation expense was recognized in connection with the subscription rights to acquire your restricted shares that were offered to selected members of the Alibaba Partnership. Please provide us with the following information in your analysis:

   • Tell us which members of the Alibaba Partnership were offered the subscription rights. We note from your disclosure on page 7 that the Alibaba Partnership includes members of the management of your related companies and affiliates. Please tell us the amount of any subscription rights that were offered to members of the management of your related companies and affiliates.

   • Please tell us how you considered the fact that the subscription rights and underlying shares are subject to a non-compete provision.

- We note that rights to subscribe for 5 million shares are being held on behalf of future members of the Alibaba Partnership. Please tell us how you considered the fact that the ultimate holder of these rights has not yet been identified. Tell us if and how you considered that this future holder may not be your employee. In addition, please tell us if and how these rights will be subject to a non-compete provision.

- Based on your disclosures on page 116, it appears that the fair value of your ordinary shares during the three months ended September 30, 2013 was US$18.50 per share as compared to the subscription price of the aforementioned subscription rights of US$14.50 per share. Please tell us how you considered the differential between these two amounts.

- Please further tell us more about your statement that the subscription rights were subscribed for cash. Please tell us how you determined what amounts would be paid by the recipients as well as if the RMB442 represents all amounts due for the subscription rights or if certain amounts still need to be received.

14. Investment in equity investees, page F-57

76. When you update your financial statements to March 31, 2014, please disclose summarized information as to assets, liabilities and results of operations of your investees in the notes, either individually or in groups, or tell us why this disclosure is not required. Refer to ASC 323-10-50-3(c).

77. When you update your financial statements to March 31, 2014, please disclose the information required by Rule 3-09 and Rule 4-08(g) of Regulation S-X, or tell us why this disclosure is not required.

(b) Investment in UC Web Inc., page F-58

78. We note that you hold 66% of economic interests in UC Web. Please provide us with a specific and comprehensive discussion of what consideration you have given to consolidating this investment and what consideration you have given to accounting for it as an equity method investment. Please tell us in greater detail why you believe these convertible preferred shares are not in-substance common stock.

21. Related Party Transactions, page F-65

Transactions with Alipay HoldCo and Alipay, page F-66

79. Please tell us in more detail the business reasons why you are granting options and restricted stock units to employees of Alipay Holdco and its subsidiaries. Please tell us if the employees of Alipay Holdco and its subsidiaries are providing any services to you in exchange for these awards. In addition, please tell us more about your accounting

treatment of these awards. Tell us why you believe it was appropriate to reduce share-based compensation expense for these awards upon receipt of cash and tell us who is providing you with the cash reimbursement.

80.   We note your statement on page 201 that Jack Ma holds a substantial majority of the voting power and a significant minority direct equity ownership in Small and Micro Financial Services Company. Please tell us the percentage of voting power and equity interest held by Mr. Ma. Please also tell us the percentage of voting power and equity interest held by the Alibaba Partnership and the percentage held by your employees.

24. Risks and contingencies, page F-69

81.   We note your disclosure that if your current ownership structure and your contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing PRC laws or regulations, your ability to conduct your business could be impacted and you may be required to restructure your ownership structure and operations in the PRC to comply with the changes in the PRC laws. Please disclose that a consequence may include deconsolidation of the VIEs.

25. Subsequent Events, page F-70

82.   We note you have entered into a subscription agreement with ChinaVision Media Group Ltd. Please tell us how you plan to account for this arrangement to the extent the transaction is completed. Please tell us what consideration you have given to consolidating the entity and what consideration you have given to accounting for it as an equity method investment.

83.   We note your disclosure in the last paragraph on page F-71. Please tell us the number of awards granted. Please tell us more about the substance of this transaction as well as how you intend to account for these awards. In this regard, please provide the following information:

- Please tell us the relationship between you and Junhan, including which member of management indirectly controls Junhan. Tell us if you view Junhan as a related party.

- Tell us why the share-based awards were granted by Junhan.

- Please provide us with a more specific discussion of the nature and terms of these awards. In this regard, please tell us why you state that these awards are similar to share appreciation awards. Please also more fully describe how the awards are linked to the valuation of Alipay.

- Please tell us if you intend to recognize compensation expense for these awards and, if so, how such compensation will be measured. Please tell us how you have considered the fact that these awards are not indexed to your own stock. Reference ASC 718 and SAB Topic 5T.

- Please tell us how you intend to classify the awards including how you have considered that the awards may be settled in cash by Junhan. Reference ASC 718.

84. We note the last paragraph on page F-72 indicating you have entered into a subscription agreement with Youku Tudou Inc. Please tell us how you plan to account for this arrangement to the extent the agreement has been consummated. Please also tell us how you have considered the impact of the right to appoint one director to Youku Tudou's board of directors.

Exhibit Index, page II-6

85. We note you filed the agreements related to Zhejiang Taobao Network Co., Ltd. Please file the agreements for the other material VIEs.

Exhibit 5.1 – Opinion of Maples and Calder

86. We note counsel's statement on page 1 of the opinion that counsel reviewed "only" the documents enumerated under the heading "1 – Documents Reviewed." Counsel must examine all documents necessary to render the required opinions. Please remove the limitation regarding the documents that counsel has reviewed, and ask counsel to include a statement that counsel has also examined any other materials necessary and appropriate for counsel to render the required opinions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Senior Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Via E-mail
        Leiming Chen, Esq.
        Simpson Thacher & Bartlett LLP